UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

PRESIDIO PROPERTY TRUST, INC.

(Name of Subject Company)

PRESIDIO PROPERTY TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Series A, $.01 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jack K. Heilbron

Chief Executive Officer and President

1282 Pacific Oaks Place

Escondido, CA 92029

(760) 471-8536

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Craig M. Garner, Esq.

Kevin C. Reyes, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Tel: (858) 523-5400

Fax: (858) 523-5450

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by SCM Special Fund 3, L.P. (the “Bidder”) to purchase up to 1,600,000 shares (the “Shares”) of the outstanding Series A common stock, par value $.01 per share (the “Common Stock”), of Presidio Property Trust, Inc. (the “Company”), at a price of $2.60 per Share, in cash (without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on June 4, 2018 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive office is as follows:

Presidio Property Trust, Inc.

1282 Pacific Oaks Place

Escondido, CA 92029

Phone Number: (760) 471-8536

The title of the class of equity securities to which the Tender Offer relates is the Company’s Series A Common Stock, of which there were 17,667,857 Shares outstanding as of May 11, 2018.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 1,600,000 Shares at the Offer Price. The Tender Offer is on the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidder, it will expire on July 20, 2018, at 11:59 p.m., Pacific Time (the “Expiration Date”).

According to the Bidder’s Schedule TO, its business address and telephone number is:

89 Davis Road, Suite 100

Orinda, California 94563

Phone Number: (800) 854-8357

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (i) the sections entitled “Item 1A. Risk Factors,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 20, 2018 (the “Form 10-K”) and (ii) the sections entitled “Compensation Narrative,” “Named Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management” and “Related Party

Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 13, 2018 (the “Proxy Statement”). The Form 10-K and the Proxy Statement were previously made available to all of the Stockholders and both public filings are available for free on the SEC’s website at www.sec.gov.

Item 4.	The Solicitation or Recommendation
(a)	Solicitation or Recommendation

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Stockholders. Accordingly, the Board of Directors recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Tender Offer and that because there is no trading market for the Shares, a Stockholder may determine to tender based on, among other considerations, its individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender its Shares to the Bidder pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future dividends, if any, (ii) the timing of or ability to provide liquidity to the Stockholders or (iii) the future value of the Shares.

(b)	Background and Reasons for the Recommendation

On May 31, 2018, the Bidder delivered a letter to the Company indicating its intent to file the Schedule TO and commence the Tender Offer on June 4, 2018. On June 4, 2018, the Bidder commenced the Tender Offer to purchase up to 1,600,000 Shares at a purchase price equal to $2.60 per Share, in cash (without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Assignment Form. Any dividends paid after the Expiration Date would be assigned by tendering Stockholders to the Bidder. The Tender Offer, withdrawal rights and proration period are set to expire on the Expiration Date. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to decline to purchase any of the Shares tendered, terminate the Tender Offer and return all tendered Shares to tendering Stockholders, (ii) to waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, purchase all Shares validly tendered, (iii) to extend the Tender Offer and, subject to the right of Stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Tender Offer is extended or (iv) to amend the Tender Offer.

On June 10, 2018, the Board of Directors determined that the Tender Offer was not in the best interests of the Company or the Stockholders and recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Bidder for purchase pursuant to the Tender Offer.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) received advice from the Company’s outside legal counsel and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s historical financial performance and condition, business, portfolio of properties and future opportunities in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Key Reasons for the Recommendation. In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.

Given the Offer Price, the Board of Directors’ believes that the Tender Offer represents an opportunistic attempt by the Bidder to make a profit by purchasing the Shares at a very low price relative to their value, thereby depriving the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by the Bidder’s own characterization of the Tender Offer. Specifically, the Board of Directors notes the following statement in the Schedule TO: “The [Bidders] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $2.60 per Share, the [Bidders] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Bidders’] objectives.” In addition, the Bidder states the costs to the Bidder associated with acquiring the Shares was also a factor in determining its Offer Price.

2.

The Bidder further states that “[Stockholders] who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the REIT.” The Company’s principal business objective remains providing attractive risk-adjusted returns to our Stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock.

3.

The Bidder acknowledges that it does not have any accurate means for determining the present value of the shares.  The Bidder further states that “[t]he [Bidders] arrived at the $2.60 Offer Price by applying a liquidity discount to the REIT’s net asset value.  The [Bidders] apply such a discount with the intention of making a profit by holding on to the Shares until the REIT is liquidated, hopefully at close to the full Estimated Liquidation Value.” The Bidder further states “The [Bidders] do not have any present intention to take action in connection with the liquidation of the REIT...” The Board of Directors believes this illustrates the lack of credibility of the Bidder’s valuation methods and the inadequacy of the Offer Price as the Company currently has no plan to liquidate.

4.

The Board of Directors believes that the Offer Price is significantly less than the current and potential value of the Shares. The Bidder states that “[t]here is no public market for the Shares,” and that “the [Bidders] have not made an independent appraisal of the Shares or the REIT’s properties and are not qualified to appraise real estate.”

Furthermore, the Bidder states that “[a]lthough there can be no certainty as to the actual present value of the Shares, the REIT has estimated that the net asset value of the REIT is $5.48 per Share as of March 31, 2018.” The Company has never estimated the net asset value of the REIT to be $5.48 and is unable to determine how the Bidder calculated the net asset value to be $5.48.

5.

The Bidder states in the Offer to Purchase that independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum “reported no trading prices on secondary markets during the 1st Quarter 2018 and sales of Shares on secondary markets of $4.75 per Unit in November/December 2017, respectively.” The Bidder acknowledges that such information is believed to be the product of the independent sources’ private market research and does not constitute the comprehensive transaction reporting of a securities exchange. The Board of Directors further highlights that by the Bidder’s own disclosure, Shares have sold on the secondary market at a price of $4.75 per Share, which is $2.15 higher than the Bidder’s $2.60 Offer Price. The Bidder’s current business model consists of routinely conducting numerous tender offers in which it offers the stockholders of target companies a price significantly below the value per share.

6.

The Bidder states that it expects that approximately $4,160,000 would be required to purchase 1,600,000 Shares, if tendered, and an additional $20,000 may be required to pay related fees and expenses.  The Bidder states that it anticipates funding all of the purchase price and related expenses through its existing capital and assets and that the cash and liquid securities necessary to complete the entire purchase are readily available and that it is committed to that purpose.  The Board of Directors notes that the Bidder and its corresponding affiliates have, as of June 4, 2018, nine (9) active tender offers, including the Tender Offer involving the Company, which if fully tendered, would require cash and liquid securities totaling over $40 million in order to complete all purchases.

7.

The Tender Offer is subject to certain conditions, some of which provide the Bidder with the “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development that has material adverse effect on either the value of the Company or the value of the Shares to the Bidder. In addition, the Board of Directors noted that the Tender Offer can be amended for various reasons, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there can be no assurance that the Tender Offer would be completed as soon as the Bidder implies, or with the same terms and conditions, including without limitation, the Offer Price. Additionally, the Bidder acknowledges that the depositary for the Tender Offer is an affiliate of the Bidder, so the Bidder may have access to tendered Shares before the Tender Offer is complete and the Stockholders have been paid. Finally, Stockholder tenders of Shares pursuant to the Tender Offer are irrevocable and may only be withdrawn prior to the Expiration Date of the Offer to Purchase, currently disclosed to be July 20, 2018.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, its individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender its Shares to the Bidder pursuant to the Tender Offer, each Stockholder should understand its individual financial position, cash liquidity requirements and risk assessments and should keep in mind that the Board of Directors makes no assurances with respect to (i) future dividends, if any, (ii) the timing of or ability to provide liquidity to the Stockholders or (iii) the future value of the Shares. Stockholders should consider their own needs when making a decision as to whether to tender their Shares to the Bidder pursuant to the Tender Offer.

(c)	Intent to Tender

The directors and executive officers of the Company are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, during the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of the Company.

On April 24, 2018, an entity controlled by Jack K. Heilbron, the Company’s Chief Executive Officer and President, acquired 951.6814 shares of Common Stock at a purchase price of $4.75 per share in a privately negotiated transaction.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present distribution policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, Board of Directors’ resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this Schedule 14D-9. Forward-looking statements are statements other than historical facts that relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. When used in this Schedule 14D-9, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s Annual Report on Form 10-K filed with the SEC on March 20, 2018, its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2018, and the Company’s future filings. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this Schedule 14D-9 speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Item 9.	Exhibits

(a)(1)	Form of letter to stockholders, dated June 13, 2018, from Jack K. Heilbron, Chief Executive Officer of the Company

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 13, 2018*

(e)(2)	Excerpts from the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by the Company with the SEC on March 20, 2018*

*	The sections of the Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PRESIDIO PROPERTY TRUST, INC.

By:	/s/ ADAM SRAGOVICZ
Adam Sragovicz
Chief Financial Officer

Date:	June 13, 2018